Exhibit 99.1

Xinyuan Real Estate Co., Ltd. and Subsidiaries

F-1

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 (AUDITED)

AND JUNE 30, 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2013	June 30, 2014
		US$	US$
		(Audited)	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents		587,119,126	375,901,048
Restricted cash		250,097,761	306,069,131
Short-term investments	3	—	1,566,910
Accounts receivable		8,528,170	31,243,544
Other receivables		10,591,113	87,388,198
Restricted deposit		11,514,048	11,409,440
Deposits for land use rights		297,388,837	220,736,900
Other deposits and prepayments		103,789,900	115,192,648
Advances to suppliers		15,316,645	25,367,146
Real estate property held for sale	4	5,524,041	2,970,379
Real estate property development completed		21,260,288	13,969,429
Real estate property under development (including real estate property under development of the variable interest entities (“VIEs”) to be used only to settle obligations of the VIEs of nil and US$301,327,482 as of December 31, 2013 and June 30, 2014, respectively)	4	932,518,706	1,540,815,971
Amounts due from related party	9	820,089	2,112,859
Amounts due from employees	9	59,226	713,260
Other current assets		—	192,794

Total current assets		2,244,527,950	2,735,649,657

Real estate properties held for lease, net		60,410,181	62,970,015
Property and equipment, net		46,706,000	46,089,228
Other long-term investment		241,648	241,648
Investment in joint venture		5,945,471	5,474,163
Deferred tax assets		10,191,103	14,528,076
Deferred charges		9,048,940	18,987,796
Other assets		5,028,299	7,063,095

TOTAL ASSETS		2,382,099,592	2,891,003,678

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 (AUDITED)

AND JUNE 30, 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2013	June 30, 2014
		US$	US$
		(Audited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$6,732,484 as of December 31, 2013 and June 30, 2014, respectively)		194,403,214	250,674,765
Short-term bank loans and other debt (including short-term bank loans and other debt of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$111,331,426 as of December 31, 2013 and June 30, 2014, respectively)	5	23,290,525	170,654,011
Customer deposits		75,285,403	93,927,021
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$39,968 as of December 31, 2013 and June 30, 2014, respectively)		121,642,262	57,296,318
Deferred tax liabilities		78,957,834	105,792,592
Other payables and accrued liabilities (including other payables and accrued liabilities of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$4,429,929 as of December 31, 2013 and June 30, 2014, respectively)		73,446,326	66,196,155
Payroll and welfare payable (including payroll and welfare payable of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$9,415 as of December 31, 2013 and June 30, 2014, respectively)		19,637,838	3,980,119
Current portion of long-term bank loans and other debt	6,7	217,964,262	424,711,782
Current maturities of capital lease obligations		2,745,647	2,720,702

Total current liabilities		807,373,311	1,175,953,465

Long-term bank loans	6	32,803,556	59,465,993
Deferred tax liabilities		9,384,619	9,384,619
Unrecognized tax benefits	8	16,313,513	16,165,300
Other long-term debt (including other long-term debt of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$26,500,130 as of December 31, 2013 and June 30, 2014, respectively)	7	536,942,835	655,957,477
Capital lease obligations, net of current maturities		26,646,215	25,057,107
Redeemable non-controlling interests	2a	—	2,836,107

Total liabilities		1,429,464,049	1,944,820,068

Commitments and contingencies	13	—	—

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized—500,000,000; shares issued and outstanding— 151,142,560 shares for June 30, 2014 (December 31, 2013: 156,012,492 shares)	10	15,828	15,831
Treasury shares	10	(3,085,481)	(14,507,203)
Additional paid-in capital		534,936,597	536,292,489
Statutory reserves		68,547,200	68,547,200
Retained earnings		244,310,439	257,955,822
Accumulated other comprehensive income	14	107,910,960	97,879,471

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		952,635,543	946,183,610

Total equity		952,635,543	946,183,610

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,382,099,592	2,891,003,678

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2013, AND 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

		Six months ended June 30,
	Notes	2013	2014
		US$	US$
		(Unaudited)	(Unaudited)
Revenue:
Real estate sales, net of sales taxes of US$21,125,556 for the six months ended June 30, 2013 and US$22,525,960 for the six months ended June 30, 2014		359,901,522	381,174,422
Real estate lease income		664,531	1,127,431
Other revenue		7,346,491	10,933,770

Total revenue		367,912,544	393,235,623

Costs of revenue:
Cost of real estate sales		(233,389,474)	(277,296,260)
Cost of real estate lease income		(977,025)	(1,722,011)
Other costs		(7,993,986)	(11,589,924)

Total cost of revenue		(242,360,485)	(290,608,195)

Gross profit		125,552,059	102,627,428
Selling and distribution expenses		(5,647,632)	(13,637,694)
General and administrative expenses		(21,450,704)	(42,751,303)

Operating income		98,453,723	46,238,431
Interest income		4,512,194	3,957,696
Interest expense		(4,844,345)	(16,058,017)
Net realized gain on short-term investments		—	496,839
Unrealized loss on short-term investments		—	(90,056)
Other income		—	3,109,124
Share of loss in an equity investee		—	(418,304)

Income from operations before income taxes		98,121,572	37,235,713

Income taxes		(32,145,317)	(15,763,194)

Net income		65,976,255	21,472,519
Net income attributable to non-controlling interest		—	—

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		65,976,255	21,472,519

Earnings per share:
Basic	11	0.46	0.14
Diluted	11	0.46	0.13

Shares used in computation:
Basic	11	142,437,384	154,136,492
Diluted	11	144,627,932	180,094,704

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	14	14,249,738	(10,031,489)

Comprehensive income		80,225,993	11,441,030
Less: comprehensive income attributable to non-controlling interest		—	—

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. shareholders		80,225,993	11,441,030

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Six months ended June 30,
	2013	2014
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	65,976,255	21,472,519
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,196,526	3,355,397
Stock-based compensation expenses	150,020	1,315,966
Deferred tax expense	20,413,043	23,103,464
Share of loss in an equity investee	—	418,304
Amortization of deferred charges	117,912	711,109
Net realized gain on short-term investments	—	(496,839)
Unrealized loss on short-term investments	—	90,056
Proceeds from disposal of short-term investments	—	20,950,606
Purchase of short-term investments	—	(22,114,535)
Others	—	37,301

Changes in operating assets and liabilities:
Accounts receivable	808,895	(22,848,121)
Real estate property held for sale	4,693,634	2,553,662
Real estate property development completed	4,336,665	7,486,676
Real estate property under development	125,326,103	(612,131,360)
Real estate properties held for lease	—	(4,312,119)
Advances to suppliers	(7,306,104)	(10,210,152)
Other receivables	15,754,406	(78,044,639)
Deposits for land use rights	—	74,129,387
Other deposits and prepayments	(122,787,018)	(12,226,442)
Other current assets	161,841	(192,794)
Amounts due from employees	269,253	(656,159)
Amount due from related parties	—	(1,303,374)
Other assets	178,339	(1,519,811)
Accounts payable	(73,642,057)	58,174,526
Customer deposits	27,287,396	19,372,470
Income tax payable	(8,124,163)	(63,396,065)
Changes in unrecognized tax benefit	(1,698,872)	—
Other payables and accrued liabilities	(7,309,018)	(6,700,973)
Payroll and welfare payable	(2,305,757)	(15,551,247)

Net cash provided by/(used in) operating activities	43,497,299	(618,533,187)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2014 (UNAUDITED)

	Six months ended June 30,
	2013	2014
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	55,557	119,056
Purchase of property and equipment and intangible assets	(525,752)	(2,689,526)

Net cash used in investing activities	(470,195)	(2,570,470)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	1,790,278	1,080,530
Purchase of treasury shares	(5,767,159)	(11,421,722)
Dividends to shareholders	(7,181,861)	(7,827,136)
Increase in restricted cash	(89,755,452)	(58,296,675)
Repayments of short-term bank loans and current portion of long-term bank loans	(102,112,148)	(71,656,074)
Proceeds from short-term bank loans and current portion of long-term bank loans	80,564,479	326,120,430
Repayment of long-term bank loans	(24,190,254)	—
Proceeds from long-term bank loans	80,100,179	27,025,842
Proceeds from other short-term debt	—	97,753,038
Repayment of other long-term debt	(40,000,000)	—
Proceeds from other long-term debt	200,000,000	119,698,595
Capital lease payments	—	(1,350,286)
Proceeds from redeemable non-controlling interests	—	2,842,984
Deferred charges	(4,951,785)	(10,649,965)

Net cash provided by financing activities	88,496,277	413,319,561

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	131,523,381	(207,784,096)

Effect of exchange rate changes on cash and cash equivalents	8,071,915	(3,433,982)
Cash and cash equivalents, at beginning of period	496,204,796	587,119,126

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	635,800,092	375,901,048

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co. Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market and established Vista Sierra, LLC, XIN Irvine, LLC and 421 Kent Development, LLC to acquire three projects in Reno, Nevada, Irvine, California and Brooklyn, New York, respectively. On April 6, 2012 and September 25, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd., subsidiaries of the Company, were liquidated, respectively. On October 18, 2013, Kunshan Xinyuan Real Estate Co., Ltd. (“Kunshan Xinyuan”) acquired a 100% equity interest in Jiangsu Jiajing Real Estate Co., Ltd. On January 27, 2014, Xinyuan (China) Real Estate, Ltd. acquired a 100% equity interest in Sanya Beida Science and Technology Industrial Development Co., Ltd. (“Sanya Beida”). On April 11, 2014, Kunshan Xinyuan acquired a 100% equity interest in Shanghai Junxin Real Estate Co., Ltd. (Shanghai Junxin). The Sanya Beida and Shanghai Junxin acquisitions were accounted for as asset acquisitions. Pursuant to the Share Transfer Agreement entered into by Kunshan Xinyuan and CITIC Trust Co., Ltd. (“CITIC”) on May 27, 2014, 49% of the equity interest in Shanghai Junxin was transferred to CITIC. Pursuant to the Share Transfer Agreement entered into by Shandong Xinyuan and Shenzhen Pingan Dahua Huitong Wealth Management Co., Ltd. (“Pingan”) on June 24, 2014, 5% of the equity interest in Jinan Wanzhou was transferred to Pingan.

As of June 30, 2014, subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Limited.	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	0	100%	Investment holding company

Xinyuan Real Estate, Ltd. (“Xinyuan”)	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10,000	100%	Investment holding company

XIN Irvine, LLC	United States July 12, 2012	US$	50,000	100%	Real estate development

Vista Sierra, LLC	United States May 1, 2012	US$	0	100%	Real estate development

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

F-7

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

Zhengzhou Yasheng Construction Material Co., Ltd.	The PRC October 22, 2013	US$	50,000,000	100%	Sales of construction material

Zhengzhou Jiasheng Real Estate Co., Ltd	The PRC December 2, 2013	US$	60,000,000	100%	Real estate development

Zhengzhou Yusheng Landscape Design Co., Ltd.	The PRC December 25, 2013	US$	70,000,000	100%	Landscaping engineering and management

Xinyuan (China) Real Estate, Ltd. (“WFOE”)	The PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	The PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	The PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	The PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Property Service Co., Ltd.	The PRC December 28, 1998	RMB	50,000,000	100%	Property management services

Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	The PRC February 17, 2004	RMB	2,000,000	100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	The PRC May 26, 2004	RMB	2,000,000	100%	Installation of intercom systems

Henan Xinyuan Wanzhuo Real Estate Co., Ltd. (“Henan Wanzhuo”)	The PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd. (“Suzhou Xinyuan”)	The PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	The PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

F-8

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities

Subsidiary companies:
Kunshan Xinyuan Real Estate Co., Ltd.	The PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	The PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	The PRC November 09, 2009	RMB	200,000,000	100%	Real estate development

Henan Jiye Real Estate Co., Ltd.	The PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. (“Beijing Wanzhong”)	The PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

Beijing Heju Construction Material Co. Ltd.	The PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	The PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	The PRC June 13, 2005	RMB	10,000,000	100%	Real estate development

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	The PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	The PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (“Suzhou Xinyuan”)	The PRC September 20, 2012	RMB	200,000,000	100%	Real estate development

Beijing Xinyuan Jiye Real Estate Co., Ltd.	The PRC February 17, 2013	RMB	200,000,000	100%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	The PRC March 28, 2005	RMB	150,000,000	100%	Real estate development

Beijing XIN Media Co., Ltd.	The PRC July 10, 2013	RMB	10,000,000	100%	Culture and Media services

F-9

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities

Xingyang Xinyuan Real Estate Co., Ltd. (“Xingyang Xinyuan”)	The PRC July 25, 2013	RMB	200,000,000	100%	Real estate development

APEC Construction Investment (Beijing) Co., Ltd.	The PRC August 1, 2013	RMB	100,000,000	100%	Dormant

Zhengzhou Shengdao Real Estate Co., Ltd.	The PRC October 14, 2013	RMB	20,000,000	100%	Real estate development

Beijing Xinxiang Huicheng Decoration Co., Ltd.	The PRC October 18, 2013	RMB	10,000,000	100%	Property decoration services

Xinrongji (Beijing) Investment Co., Ltd.	The PRC December 25, 2013	RMB	100,000,000	100%	Dormant

Sanya Beida Science and Technology Industrial Development Co., Ltd. *	The PRC January 10, 2014	RMB	200,000,000	100%	Real estate development

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	The PRC February 21, 2014	RMB	50,000,000	100%	Real estate development

Changsha Xinyuan Wanzhuo Real Estate Co., Ltd.	The PRC April 3, 2014	RMB	100,000,000	100%	Real estate development

Kunming Huaxia Xinyuan Real Estate Co., Ltd.	The PRC May 27, 2014	RMB	100,000,000	80%	Real estate development

Zhengzhou Hengsheng Real Estate Co., Ltd.	The PRC June 19, 2014	RMB	20,000,000	100%	Real estate development
VIEs:
Jinan Xinyuan Wanzhuo Real Estate Co., Ltd. ** (“Jinan Wanzhuo”)	The PRC December 4, 2013	RMB	300,000,000	95%	Real estate development

Shanghai Junxin Real Estate Co., Ltd. *** (“Shanghai Junxin”)	The PRC January 16, 2014	RMB	5,000,000	51%	Real estate development

* Acquired on January 27, 2014

** Jinan Wanzhuo was a wholly owned subsidiary under the voting interest model as of December 31, 2013. It became a VIE on June 24, 2014

*** Acquired on April 11, 2014

Equity holdings remained unchanged throughout the six months ended June 30, 2014.

F-10

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

2. Summary of significant accounting policies

(a) The Company and basis of presentation and consolidation

Xinyuan Real Estate Co. Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

These unaudited condensed consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2013. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2014 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2014. The condensed consolidated balance sheet as of December 31, 2013 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the unaudited condensed consolidated financial statements include the results for the part of the reporting year during which the Group has control.

In accordance with ASC 810 Consolidation, Shanghai Junxin and Jinan Wanzhuo are variable interest entities as they were not established with sufficient equity at risk to finance their activities without additional subordinated financial support. The Company is considered as the primary beneficiary of Shanghai Junxin and Jinan Wanzhuo, as it has the power to direct the activities of Shanghai Junxin and Jinan Wanzhuo that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Shanghai Junxin and Jinan Wanzhuo through its voting interest underlying the 51% and the 95% equity interest s, respectively, in accordance with PRC company law and the article of association of Shanghai Junxin and Jinan Wanzhou, respectively. Based on the above, Shanghai Junxin and Jinan Wanzhuo are consolidated by the Company.

Shanghai Junxin, with registered capital of US$0.8 million (RMB5.0M), was acquired by the Company on April 11, 2014, for the purpose of acquiring a parcel of land located in Shanghai and undertaking a residential property development project accordingly. On May 27, 2014 (“transaction date”), an unrelated trust company purchased 49% of the equity interest in Shanghai Junxin and lent US$81.2 million (RMB497.6 million) to Shanghai Junxin. The loan is for a two-year term and bears interest at an annual rate of 11.5% for the first year and 15.5% for the second year. As of June 30, 2014, Shanghai Junxin had one project under construction. Pursuant to the share purchase agreement, the 49% of non-controlling equity interest of Shanghai Junxin will be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date or the day after the Company’s repayment of the shareholder’s loan above. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480 Distinguishing Liabilities From Equity . In addition, since the Company has no intention to repay the shareholder’s loan within the next 12 months, the liability is classified as non-current.

Jinan Wanzhuo, with registered capital of US$48.8 million (RMB300.0 million), was established by the Company on December 4, 2013, for the purpose of undertaking a residential property development project in Jinan, Shandong province. On June 24, 2014 (“transaction date”), an unrelated asset management company purchased 5% of the equity interest in Jinan Wanzhuo and lent US$111.7 million (RMB685.0 million) to Jinan Wanzhuo. The loan is for a two-year term and bears interest at an annual rate of 11.24%. As of June 30, 2014, Jinan Wanzhuo had one project under construction. Pursuant to the share purchase agreement, the 5% of non-controlling equity interest of Jinan Wanzhuo will be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date or the first anniversary of the transaction date when the Company requested to repurchase the 5% equity interest of Jinan Wanzhuo above. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480 Distinguishing Liabilities From Equity. In addition, since the Company has no intention to repurchase the 5% equity interest of Jinan Wanzhuo within the next 12 months, the liability is classified as non-current.

Net income and other comprehensive income attributable to non-controlling interest for the period presented immaterial.

F-11

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

The carrying amounts and classifications of the assets and liabilities of the VIEs are as follows:

June 30,2014
US$ (Unaudited)
Current assets	513,737,576
Non-current assets	318,331
Total assets	514,055,907

Current liabilities	435,683,185
Non-current liabilities	26,500,130
462,183,315
Total liabilities

The financial performance and cash flows of the VIEs are as follows:

Six months ended June 30, 2014
US$ (Unaudited)
Revenue	1,565,424
Cost of revenue	(1,328,708)
Net income	2,307,266
Net cash used in operating activities	(25,113,676)
Net cash used in investing activities	(274,373)
Net cash provided by financing activities	138,980,759

As of June 30, 2014, the current liabilities of the VIEs included amounts due to subsidiaries of the Group of US$313,139,963, which was eliminated upon consolidation by the Company.

As of June 30, 2014, the land use rights included in real estate property under development of the VIEs of US$301,327,482 were pledged as collateral for other debt. Creditors of the VIEs have no recourse to the general credit of the primary beneficiary.

The VIEs contributed 0.4% of the Company’s consolidated revenues for the six-month period ended June 30, 2014.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the unaudited condensed consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and capital lease, allowance for doubtful debt associated with accounts receivable, other receivables and advances to suppliers, fair values of short-term investments, revenue recognition for the percentage of completion method, accounting for deferred income taxes, accounting for share-based compensation, accounting for redeemable non-controlling interests and provision necessary for contingent liabilities. Management believes that the estimates utilized in preparing its unaudited condensed consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in China Mainland is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries other than those in China Mainland is U.S. dollars. Transactions by the Company’s subsidiaries which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing on the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains. The unaudited condensed consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The China Mainland subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

F-12

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	June 30, 2013	December 31, 2013	June 30, 2014
	(Unaudited)	(Audited)	(Unaudited)
Year end RMB: US$ exchange rate	6.1787	6.0969	6.1528
Period average RMB: US$ exchange rate	6.2422	6.1956	6.1379

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(d) TPG Private Placement

On September 19, 2013, the Company issued an aggregate of 12,000,000 of its common shares and a senior secured convertible note (“Convertible Note”) with a principal amount of US$75,761,009 to TPG Asia VI SF Pte. Ltd. (“TPG Asia”) upon completion of a private placement (“TPG Private Placement”) pursuant to a securities purchase agreement dated August 26, 2013 among the Company, TPG Asia and certain guarantors. The Company received gross proceeds of approximately US$32,880,000 from the issuance of its common shares.

The Convertible Note is convertible into common shares at an initial conversion rate of US$3.00 per common share. The conversion rate is subject to adjustment upon the occurrence of certain events. A holder of the Convertible Note may convert the Convertible Note, at its option, in integral multiples of US$100,000 principal amount at any time prior to the maturity date of September 19, 2018. Given that the Convertible Note is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt (see Note 7Other long-term debt: Convertible Note) as the Company has no intention to repay the Convertible Note in the next 12 months as of June 30, 2014.

The gross proceeds the Company received from the TPG Private Placement were approximately US$108,641,009. The Company anticipates using the proceeds, among other purposes, for land acquisitions and general corporate purposes to support its further development.

(e) Senior Secured Notes

On May 3, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due May 3, 2018 (the “May 2018 Senior Secured Notes”) at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. Given that the May 2018 Senior Secured Notes are debt in their legal form and are not derivatives in their entirety, they have been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC 815 “Derivatives and Hedging”. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued at par.

F-13

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

On December 6, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due June 6, 2019 (the “June 2019 Senior Secured Notes”) at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014. Given that the June 2019 Senior Secured Notes are debt in their legal form and are not derivatives in their entirety, they have been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

(f) Deferred charges

Debt issuance costs are capitalized as deferred charges and amortized over the life of the loan to which they relate using the effective interest method.

(g) Earnings per share

Earnings per share is calculated in accordance with ASC 260, “Earnings Per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible, redeemable preference shares were included in both basic and diluted earnings per common share computation for the period during which they were outstanding, as they are considered participating securities. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares.

Common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The nonvested options granted with performance conditions are excluded in the computation of diluted earnings per share unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

(h) Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Company accounts for its investments in debt and equity securities in accordance with ASC 320-10 (“ASC 320-10”), Investments—Debt and Equity Securities: Overall. The Company classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which such gains or losses are realized.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320-10. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Realized gains and losses, and unrealized holding gains and losses for trading securities are included in earnings.

F-14

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

(i) Fair Value Measurements of Financial Instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

The Company’s financial instruments mainly include short-term investments. The carrying values of those financial instruments approximate their fair values.

(j) Asset acquisition

Pursuant to ASC 805 (“ASC 805”), Business Combinations, the Company determines whether a transaction or other event is a business combination by applying the definition below, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

The Company accounted for its acquisitions of Sanya Beida and Shanghai Junxin on January 27, 2014 and February 24, 2014 as asset acquisitions, respectively, since the acquired entities had no processes in place to apply to inputs to have the ability to create outputs.

(k) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2014, seven real estate development projects (Suzhou Xin City, Shandong International City Garden, Shandong Xinyuan Splendid, Kunshan Royal Place, Henan Century East A, Henan Century East B and Xuzhou Colorful City), which recognized gross profits in 2013, had changes in their estimated gross profit margins. As the unit sales and selling prices were on a slightly upward trend during the six months ended June 30, 2014, the Company revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimate cost, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$0.5 million, US$0.4 million, nil and nil, respectively, for the six months ended June 30, 2014.

F-15

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

(l) Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) Identify the contract(s) with a customer; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligations in the contract; (5) Recognize revenue when (or as) the entity satisfies a performance obligation. For a public entity, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of this standard.

In August 2014, the FASB issued ASU No. 2014-15 Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. This ASU also requires management to disclose certain information depending on the results of the going concern evaluation. The provisions of ASU 2014-15 are effective for annual periods ending after December 15, 2016, and for interim and annual periods thereafter. Early adoption is permitted. The Company will be required to perform an annual assessment of its ability to continue as a going concern when this standard becomes effective on January 1, 2017; however, the adoption of this guidance is not expected to impact our financial position, results of operations or cash flows.

3. Short-term investments

The short-term investments represent investments during the six months ended June 30, 2014 in equity securities publicly traded on the Shanghai Stock Exchange and Shenzhen Stock Exchange, which are expected to be realized in cash during the next 12 months. The Company accounts for the short-term investments in accordance with ASC subtopic 320-10 (“ASC 320-10”), Investments—Debt and Equity Securities: Overall. The Company classified the investment in equity securities as trading securities which are bought and held principally for the purpose of selling them in the near term. The Company uses quoted prices in active markets for identical assets (consistent with the Level 1 definition in the fair value hierarchy) to measure the fair value of its investments on a recurring basis pursuant to ASC 820, Fair Value Measurement. The realized gains, and unrealized holding losses presented in the accompanying statements of comprehensive income are related to trading securities held as of June 30, 2014.

The following summarizes the short-term investments measured at fair value at June 30, 2014:

	June 30, 2014
		US$ (Unaudited)
	Aggregate fair value	Cost	Unrealized loss
Short-term investments:
Trading securities	1,566,910	1,656,966	(90,056)

During the six months ended June 30, 2014, US$496,839 net realized gain and US$90,056 unrealized loss for trading securities are included in earnings. The company does not have any short-term investments as of December 31, 2013.

F-16

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

4. Real estate property under development and held for sale

The following summarizes the components of real estate property under development and held for sale at December 31, 2013 and June 30, 2014:

	December 31, 2013	June 30, 2014
	US$	US$
	(Audited)	(Unaudited)
Under development:
Current:
Zhengzhou Century East A	58,191,063	9,002,921
Zhengzhou Century East B	32,746,317	2,706,668
Zhengzhou Royal Palace	36,513,783	9,215,534
Jinan Xinyuan Splendid	246,411,869	60,796,415
Zhengzhou Yipin Xiangshan Phase II	2,771,029	—
Xuzhou Colorful City	52,265,536	46,050,508
Zhengzhou Xin City	142,442,382	107,016,038
Suzhou Xin City	84,443,063	52,106,156
Beijing Xindo Park	198,205,122	228,237,365
Kunshan Royal Palace	230,141,756	230,433,965
Suzhou Lake Royal Palace	170,300,658	192,480,995
Xingyang Splendid I	19,212,556	31,827,698
Xingyang Splendid II	4,529,500	6,798,541
Xingyang Splendid III	20,470,828	21,941,582
Zhengzhou Thriving Family (residential)	26,882,515	44,481,521
Zhengzhou Thriving Family (commercial)	28,263,162	29,921,701
Jinan Royal Palace	—	232,174,082
Sanya Yazhou Bay No.1	—	61,320,747
Shanghai Royal Palace	—	159,582,822
Changsha Xinyuan Splendid	—	124,467,724
Chengdu Thriving Family	—	183,397,718
New York Oosten	65,672,108	79,471,012
	1,419,463,247	1,913,431,712
Profit recognized	288,139,603	122,076,765
Less: progress billings	(775,084,144)	(494,692,506)

Total real estate property under development	932,518,706	1,540,815,971

Northern Nevada Land Portfolio	588,000	588,000
Lennox Project	4,936,041	2,382,379
Real estate property held for sale	5,524,041	2,970,379

Total real estate property under development and held for sale	938,042,747	1,543,786,350

As of June 30, 2014, land use rights included in the real estate property under development totaled US$1,417,550,019 (December 31, 2013: US$815,651,828). As of June 30, 2014, land use rights with an aggregate net book value of US$986,517,151 (December 31, 2013: US$194,508,955) were pledged as collateral for certain bank loans and other debts. As of June 30, 2014, real estate properties under development with an aggregate net book value of US$18,755,006 (December 31, 2013: nil) were pledged as collateral for certain bank loans.

F-17

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

5. Short-term bank loans and other debt

Short-term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short-term bank loans at December 31, 2013 and June 30, 2014 consisted of the following:

	December 31,	June 30,
	2013	2014
	US$	US$
	(Audited)	(Unaudited)
Loan from Bank of Zhengzhou
Due February 21, 2014, at 7.20% per annum	23,290,525	—
	23,290,525	—

Loan from Bank of Shanghai
Due December 25, 2014, at 7.46% per annum	—	73,137,433
	—	73,137,433

Loan from China Fortune International Trust Co., Ltd
Due February 25, 2015, at 11% per annum	—	40,631,907
	—	40,631,907

Loan from ICBC Credit Suisse Investment Management Co., Ltd.
Due April 3, 2015, at 11% per annum	—	24,379,144
	—	24,379,144

Loan from Bridge Trust Co., Ltd
Due June 24, 2015, at 12.5% per annum	—	32,505,527
	—	32,505,527

Total short-term bank loans and other debt	23,290,525	170,654,011

As of June 30, 2014, all of the Company’s short-term bank loans are denominated in RMB and are mainly secured by the Company’s real estate properties under development with net book value of US$18,755,006 (December 31, 2013: nil), land use rights with net book value of US$294,396,741 (December 31, 2013: nil) and real estate properties held for lease with net book value of US$ nil (December 31, 2013: US$17,641,221). The loans due to Bank of Shanghai, China Fortune International Trust Co., Ltd., and Bridge Trust Co., Ltd., respectively, amounting to US$146,274,867 in aggregate are secured by the 100% equity interests in Suzhou Xinyuan, Beijing Wanzhong and Xingyang Xinyuan, respectively.

The weighted average interest rate on short-term bank loans and other debt as of June 30, 2014 was 9.77% (December 31, 2013: 7.2%).

F-18

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

6.  Long-term bank loans

Long-term bank loans as of December 31, 2013 and June 30, 2014 consisted of the following:

	December 31, 2013	June 30, 2014
	US$	US$
	(Audited)	(Unaudited)

Loan from ICBC
Due July 20, 2016 at 6.46% per annum***	14,761,600	14,627,487
	14,761,600	14,627,487

Loan from Agricultural Bank of China (Singapore)
Due July 12, 2014, at 2.40% plus LIBOR*	15,000,000	15,000,000
Due September 10, 2014, at 2.00% plus LIBOR*	10,000,000	10,000,000
	25,000,000	25,000,000

Loan from ICBC (Thai) Public Company Limited
Due November 29, 2014, at 2.10% plus LIBOR**	10,000,000	10,000,000
	10,000,000	10,000,000

Loan from Agricultural Bank of China
Due December 20, 2014, at 6.77% per annum***	4,920,533	1,625,276
Due April 30, 2015, at 6.77% per annum***	8,200,889	8,126,381
Due May 30, 2015, at 6.77% per annum***	6,560,711	6,501,105
Due June 30, 2015, at 6.77% per annum***	16,401,778	16,252,763
Due November 18, 2015, at 6.46% per annum ***	—	1,625,276
Due March 18, 2016, at 6.46% per annum***	—	3,250,553
Due May 18, 2016, at 6.46% per annum***	—	6,501,105
Due November 18, 2016, at 6.46% per annum***	—	4,875,829
	36,083,911	48,758,288

Loan from China Guangfa Bank
Due June 20, 2015, at 7.07% per annum***	57,406,223	25,191,783
Due May 29, 2016, at 8.00% per annum***	—	11,376,934
	57,406,223	36,568,717

Loan from Bank of China
Due December 30, 2015, at 8.45% per annum****	32,803,556	32,505,526
Due January 8, 2016, at 8.45% per annum****	—	24,379,144
	32,803,556	56,884,670

Loan from China Construction Bank
Due January 23, 2017, at 5.84% per annum***	—	82,000,407

F-19

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	December 31, 2013	June 30, 2014
	US$	US$
	(Audited)	(Unaudited)

	—	82,000,407

Loan from Bank of Shanghai
Due April 30, 2017, at 9.10% per annum***	—	86,139,644
	—	86,139,644

Total	176,055,290	359,979,213

Less: current portion of long term bank loans	(143,251,734)	(300,513,220)

Total long-term bank loans	32,803,556	59,465,993

*	Pursuant to the loan contract with Agricultural Bank of China (Singapore), these two long-term loans from Agricultural Bank of China (Singapore), amounting to US$15.0 million and US$10.0 million, respectively, are denominated in US$ and are secured by the deposits of US$17,878,039 (December 31, 2013: US$18,041,956) and US$11,214,406 (December 31, 2013: US$11,317,227), respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of June 30, 2014 and December 31, 2013.

**	Pursuant to the loan contract with ICBC (Thai) Public Company Limited, this long-term loan amounting to US$10.0 million, is denominated in US$ and is secured by the deposit of US$11,409,440 (December 31, 2013: US$11,514,048). This deposit is classified as restricted deposit on the consolidated balance sheets as of June 30, 2014 and December 31, 2013, respectively.

***

Pursuant to the loan contracts, if the Group achieves an agreed upon sales target from the sales of the underlying real estate properties under development, the Group has an obligation to repay the loan before the maturity date. Therefore, the respective current portions of these loans have been classified as current liabilities as of June 30, 2014.

****	Pursuant to the loan contracts, the long-term loans amounting to US$56,884,670 (December 31, 2013: US$32,803,556) are secured by the 100% equity interests in Henan Wanzhuo and Jiantou Xinyuan, respectively.

As of June 30, 2014, except where otherwise indicated, the Group’s long term bank loans are all denominated in RMB and are mainly secured by the Group’s land use rights with net book value of US$434,543,100 (December 31, 2013: US$104,267,550) and restricted cash with net book value of US$24,379,144 (December 31, 2013: US$24,602,667).

The interest rates of these bank loans are adjustable based on the range of 100% to 142% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of June 30, 2014 was 6.99% (December 31, 2013: 6.29%).

F-20

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

7. Other long-term debt

As of December 31, 2013 and June 30, 2014, other long term debt consisted of the following:

	December 31, 2013	June 30, 2014
	US$	US$
	(Audited)	(Unaudited)

May 2018 Senior Secured Notes due on May 3, 2018 at 13.25%	200,000,000	200,000,000
June 2019 Senior Secured Notes due on June 6, 2019 at 13%	200,000,000	200,000,000
Convertible Note due on September 19, 2018 at 5%	75,761,009	75,761,009
Shandong Xinyuan collateralized debt due on November 28, 2015 at 12.3%*	41,332,480	37,433,540
Henan Wanzhuo collateralized debt due on November 28, 2015 at 12.41%*	42,382,195	38,357,372
Collateralized loan due on December 17, 2014 at 11%**	47,565,156	47,133,013
Collateralized loan due on April 3, 2016 at 11%*****	—	40,583,149
Non-controlling shareholder’s loan due on June 25, 2016 at 11.5%***	—	26,500,130
Non-controlling shareholder’s loan due on June 30, 2016 at 11.24%****	—	111,331,427
Others	3,754,942	2,252,965
Total principal of other long-term debt	610,795,782	779,352,605
Accrued interest	859,581	803,434

Total	611,655,363	780,156,039
Less: current portion	(74,712,528)	(124,198,562)

Total other long-term debt	536,942,835	655,957,477

* Pursuant to the agreements with Cinda Asset Management Corporation, this other long-term debt is secured by the Group’s 100% equity interest in Henan Xinyuan. Per the agreements, from February 28, 2014 to November 28, 2015, Shandong Xinyuan and Henan Wanzhuo, respectively, need to make quarterly payments to repay the outstanding principal amount and related interest expense.

** Pursuant to the contract with China Foreign Economy and Trade Trust Co., Ltd., this other long-term debt amounting to US$47,133,013 (December 31, 2013: US$47,565,156), is secured by the Group’s land use rights with net book value of US$83,212,061 (December 31, 2013: US$90,241,405).

*** Pursuant to the agreements with CITIC Trust Co., Ltd. entered into on May 27, 2014, which is the non-controlling shareholder of Shanghai Junxin, this other long-term debt is secured by the Group’s 51% equity interest in Shanghai Junxin and the Group’s land use rights with net book value of US$153,081,037.

**** Pursuant to the agreements with Shenzhen Pingan Dahua Huitong Wealth Management Co., Ltd. entered into on June 24, 2014, which is the non-controlling shareholder of Jinan Wanzhuo, this other long-term debt is secured by the Group’s 95% equity interest in Jinan Wanzhuo and the Group’s land use rights with net book value of US$148,246,445.

***** Pursuant to the contract with ICBC Credit Suisse Investment Management Co., Ltd., this other long-term debt amounting to US$40,583,149 is secured by the Group’s land use rights and real estate under development with net book values of US$1,349,730 and US$18,926,963, respectively.

F-21

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

May 2018 Senior Secured Notes

On May 3, 2013, the Company issued senior notes with an aggregate principal amount of US$200,000,000 due May 3, 2018 at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013.

The issuance costs of US$4,951,785 were capitalized as deferred charges in the consolidated balance sheets and are amortized as interest expense using the effective interest method through the maturity date of the notes. The effective interest rate of the May 2018 Senior Secured Notes is 14.44%.

The May 2018 Senior Secured Notes were issued pursuant to an indenture, dated May 3, 2013, among the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “May 2018 Indenture”). The Company’s obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the May 2018 Indenture. The Company’s obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The Company may redeem the May 2018 Senior Secured Notes, in whole or in part, at 106.6250% and 103.3125% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date during the 12 month period commencing on May 3, 2016 and May 3, 2017, respectively.

At any time prior to May 3, 2016, the Company may at its option redeem the May 2018 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the May 2018 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on May 3, 2016, plus all required remaining scheduled interest payments due on such Note through May 3, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the May 2018 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to May 3, 2016, the Company may redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes with the net cash proceeds of one or more sales of the Company’s common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% of the principal amount of the May 2018 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the May 2018 Senior Secured Notes remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC815 “Derivatives and Hedging”. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes.

The May 2018 Indenture contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the May 2018 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the May 2018 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the May 2018 Indenture) of 3.0 to 1.0.

The Company was in compliance with its covenants under the May 2018 Senior Secured Notes as of June 30, 2014.

F-22

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

June 2019 Senior Secured Notes

On December 6, 2013, the Company issued senior notes with an aggregate principal amount of US$200,000,000 due June 6, 2019 at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014.

The issuance costs of US$4,431,292 were capitalized as deferred charges in the consolidated balance sheets and are amortized as interest expense using the effective interest method through the maturity date of the notes. The effective interest rate of June 2019 Senior Secured Notes is 14.05%.

The June 2019 Senior Secured Notes were issued pursuant to an indenture, dated December 6, 2013, among the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “June 2019 Indenture”). The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the June 2019 Indenture. The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The Company may redeem the June 2019 Senior Secured Notes, in whole or in part, at 106.5% and 103.25% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date during the 12 month period commencing on June 6, 2017 and June 6, 2018, respectively.

At any time prior to June 6, 2017, the Company may at its option redeem the June 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the June 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on June 6, 2017, plus all required remaining scheduled interest payments due on such Note through June 6, 2017 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the June 2019 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to June 6, 2017, the Company may redeem up to 35% of the aggregate principal amount of the June 2019 Senior Secured Notes with the net cash proceeds of one or more sales of the Company’s common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113% the principal amount of the June 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the June 2019 Senior Secured Notes remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Secured Senior Notes.

The June 2019 Indenture contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the June 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2019 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the June 2019 Indenture) of 3.0 to 1.0.

The Company was in compliance with its covenants under the June 2019 Senior Secured Notes as of June 30, 2014.

F-23

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

Convertible Note

On September 19, 2013, the Company issued and sold a senior secured Convertible Note in the aggregate principal amount of US$75,761,009 at par. The Convertible Note bears interest at 5.00% per annum payable semi-annually. Interest is payable on March 19 and September 19 of each year, commencing March 19, 2014. The final maturity date of the Convertible Note is September 19, 2018.

The Convertible Note is convertible at the option of the holder at any time in integral multiples of $100,000 to 25,253,670 ordinary shares (12,626,835 ADS) at an initial conversion price of $3.00 per Common Share ($6.00 per ADS). The initial conversion price is subject to adjustments for share splits, reverse splits, share dividends and distributions, certain issuances (or deemed issuances) of Common Shares for consideration less than the conversion price then in effect, and certain Extraordinary Cash Dividends (as defined in the Convertible Note).

The Company’s obligations under the Convertible Note have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (each, a “CN Subsidiary Guarantor” and collectively, the “CN Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the Convertible Note. The Company’s obligations under the Convertible Note are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited. The CN Subsidiary Guarantors are also the “Subsidiary Guarantors” of the Company’s May 2018 Senior Secured Notes and June 2019 Senior Secured Notes (collectively, the “Senior Secured Notes”), and the shares of the subsidiaries pledged to secure the obligations of the Company and of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor have also been pledged as collateral with respect to the Company’s Senior Secured Notes. In connection with the issuance of the Convertible Note, the Company entered into an Intercreditor Agreement with Citicorp International Limited, as trustee under the indenture for the Senior Secured Notes, the purchaser of the Convertible Note and Xinyuan Real Estate, Ltd., pursuant to which Citicorp International Limited will act as Shared Security Agent for the holders of the Senior Secured Notes and the Convertible Note.

The Convertible Note is not redeemable in whole or in part at the option of the Company. However, upon an event of default, the holders may require the Company to redeem the Convertible Note at a redemption price equal to the greater of (i) 150% of the outstanding principal amount, plus accrued and unpaid interest to the redemption date and (ii) an amount equal to (A) the outstanding principal divided by two, multiplied by the conversion price then in effect, times (B) the closing price of the Common Shares, plus accrued and unpaid interest to the redemption date.

Following a Change of Control or a Fundamental Transaction, the Company must make an offer to purchase all outstanding Convertible Note at a purchase price equal to 150% of the principal amount thereof plus accrued and unpaid interest to the payment date. A “Change of Control” as defined in the Convertible Note includes certain mergers, consolidations or asset sales with persons who are not or are not controlled by Permitted Holders, certain share acquisitions by persons or groups other than Permitted Holders, a majority of the Company’s directors ceasing to be persons who are not, or who were not approved by, the current directors, and the adoption of a plan relating to the liquidation or dissolution of the Company. “Permitted Holders” are Mr. Zhang Yong, Chairman of the Company, Ms. Yang Yuyan, his wife, and entities in which one or both of them owns 90% of the capital stock. A “Fundamental Transaction” as defined in the Convertible Note includes a consolidation or merger of the Company with or into, or a sale, lease, license or other transfer of the Company’s assets to, another person, a business combination in which another person acquires more than 50% of the Company’s voting stock, and a reorganization or recapitalization of the Company or reclassification of the Common Shares.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Convertible Note under the requirements of ASC815. The Company evaluated and determined that the embedded conversion option, redemption options and anti-dilution feature do not require bifurcation from the Convertible Note under the requirements of ASC 815-10 because they are clearly and closely related to the debt host instrument. Beneficial conversion features (“BCF”) exist when the conversion price of the Convertible Note is lower than the fair value of the ordinary share at the commitment date. Since the Convertible Note is convertible from inception but contains conversion terms that change upon the occurrence of a future event, the contingent beneficial conversion feature is measured at the commitment date but not recognized until the contingency is resolved. No BCF was recognized because the conversion price is greater than the fair value of the Company’s ordinary shares at the commitment date.

F-24

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

The Convertible Note contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the Convertible Note) and, in certain cases, all of its subsidiaries, to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the Convertible Note or other assets, to make certain other payments or to engage in transactions with affiliates, subject to certain qualifications and exceptions and satisfaction, in certain circumstances, of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the Convertible Note) of 3.0 to 1.0 (which must also be maintained as of the end of each fiscal quarter of the Company while the Convertible Note is outstanding).

The Company did not maintain the Fixed Charge Coverage Ratio as of June 30, 2014 and TPG Asia granted temporary waivers dated May 14, 2014 and August 25, 2014, respectively, with respect to the coverage ratio and accordingly, waive any rights to call a default for non-compliance with the ratio during the period covered by the waivers. On November 7, 2014, the Company entered into a redemption agreement with TPG Asia, pursuant to which the Company agreed to redeem the Convertible Note in full prior to December 1, 2014 and TGP Asia granted a further waiver for the coverage ratio until December 1, 2014. On November 21, 2014, the Company redeemed the Convertible Note in full. The total cash redemption amount (including the principal, accrued interest up to and including November 21, 2014 and early redemption premium) amounted to US$86,272,849 (note 15).

8. Income taxes

(a) Effective tax rate

Our effective income tax rate (“ETR”) was 42.3% in the first six months of 2014 compared to 32.8% in the first six months of 2013. The ETR was different from the statutory tax rate of 25% due to the effects of the land appreciation tax (“LAT”), the corporate income tax (“CIT”) benefit of LAT, outside basis differences and changes in unrecognized tax benefits. The change in the effective income tax rate is primarily due to the increase of non-deductible interest expenses of US$29.3 million arising from the Secured Senior Notes and the Convertible Note, partially offset by a non-recurring reversal of LAT liabilities of approximately US$12 million during the six months ended June 30, 2014 related to a completed project that was liquidated and settled with the local tax bureaus on favorable terms.

(b) Liability for unrecognized tax benefit

The following table summarizes the activity related to the Group’s unrecognized tax benefits:

US$

Balance as of December 31, 2013	16,313,513
Exchange difference	(148,213)
Movement in current year due to expiration of limitations period	—
Balance as of June 30, 2014	16,165,300

The current year movement in the liability for unrecognized tax benefits of US$148,213 was mainly due to the fluctuation of the US$-RMB exchange rate, and therefore was recorded as other comprehensive income arising from foreign currency translation.

F-25

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

9. Related party and employee transactions

(a) Amounts due from related party

	December 31, 2013	June 30, 2014
	US$	US$
	(Audited)	(Unaudited)
Due from related party	820,089	2,112,859

This balance represents a receivable due from Shaanxi Zhongmao which has no fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid within the next 12 months.

(b) Amounts due from employees

	December 31, 2013	June 30, 2014
	US$	US$
	(Audited)	(Unaudited)
Advances to employees	59,226	713,260

The balance represents cash advances to employees for traveling expenses and other expenses. The balances are unsecured, bear no interest and have no fixed payment terms.

(c) Others

Before July 1, 2013, the Company entered into a series of consulting agreements with a consulting company that is beneficially owned by Yong Cui (“Dr. Cui”), one of the directors of the Company. Under the agreements, the Company pays an annual fee of US$600,000 from 2012. On July 1, 2013, the Company entered into an employment agreement (“Employment Agreement”) with Dr. Cui to employ him as the President of the Company from July 1, 2013 to June 30, 2016. According to the Employment Agreement, all the consulting agreements with Dr. Cui and his related company signed before July 1, 2013 were terminated. During the year ended December 31, 2013, the Company paid US$300,000 to Dr. Cui under the agreements. No amounts were paid to Dr. Cui under the agreements during the six months ended June 30, 2014. As of June 30, 2014 and December 31, 2013, there were no balances due to Dr. Cui relating to the aforementioned terminated consulting agreements.

In November 2011, the Company entered into a business development advisory services agreement with Karmen Equities Limited, of which Omer Ozden (“Mr. Ozden”), one of the Company’s independent directors, is a minority shareholder. The term of this agreement was six months with advisory fees based on an hourly rate; and the agreement was to be automatically renewed for an additional six-month period upon expiration on a continuous basis. On September 19, 2013, Mr. Ozden resigned as a director of the Company and the advisory services agreement with the Company was terminated at that time. There was no balance due to Mr. Ozden or Karmen Equities Limited as of June 30, 2014 and December 31, 2013.

10. Equity

As at December 31, 2013 and June 30, 2014, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share.

In November 2007, the Company adopted the 2007 Long Term Incentive Plan (the “2007 Plan”) which provides for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase its common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 10 million common shares, subject to adjustment to account for changes in the capitalization of the Company.

On June 25, 2014, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$2.045 per share. These options have a weighted average grant date fair value of US$0.52 per option and a total expected compensation cost, net of expected forfeitures, of US$311,098. These options have vesting periods based on length of service of 36 months and will expire no later than June 25, 2024.

F-26

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

On June 30, 2014, under the 2007 Plan, the Company granted share options to purchase up to 907,000 common shares to six employees, at an exercise price of US$1.21 per share. These options have a weighted average grant date fair value of US$0.89 per option and a total expected compensation cost, net of expected forfeitures, of US$805,977. These options became vested and exercisable immediately.

On May 23, 2014, the Board of Directors approved the 2014 Restricted Stock Unit Plan, which is administered by the Board of Directors or any of its committees. Under the 2014 Restricted Stock Unit Plan, the Board of Directors may grant its employees an aggregate of no more than 10 million ordinary shares of the Company.

On May 23, 2014, the Company granted 4,234,884 ordinary shares to employees and directors that vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares at the grant date were determined to be US$8 million and such amount shall be recognized as compensation expense using the straight-line method. As of June 30, 2014, US$ 0.2 million was recognized as share-based compensation expense.

(i) During the year ended December 31, 2013, 15,124 options were exercised at US$2.50 per share under the 2007 Plan.

(ii) During the year ended December 31, 2013, 406,666 options were exercised at US$1.87 per share under the 2007 Plan.

(iii) During the year ended December 31, 2013, 200,000 options were exercised at US$1.80 per share under the 2007 Plan.

(iv) During the year ended December 31, 2013, 4,082,020 options were exercised at US$1.21 per share under the 2007 Plan.

(v) On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares (the 2013 Repurchase Program) from the approval date to the end of 2015.

(vi) During the year ended December 31, 2013, 2,629,716 common shares were repurchased at a total cost of US$5,767,159.

(vii) On September 19, 2013, the Company purchased a cumulative total of 14,264,896 treasury shares for a consideration of US$19,434,281 with a weighted average price of US$1.36 per share. On September 19, 2013, 12,000,000 out of the 14,264,896 treasury shares were issued to TPG Asia as part of the TPG Private Placement and the Company received gross proceeds of approximately US$32,880,000 from the issuance of the treasury shares.

(viii) During the year ended December 31, 2013, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$14,724,740.

(ix) During the six months ended June 30, 2014, 33,000 options were exercised at US$1.21 per share under the 2007 Plan.

(x) During the six months ended June 30, 2014, 4,902,932 common shares were repurchased at a total cost of US$11,421,722.

(xi) During the six months ended June 30, 2014, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$7,827,136.

F-27

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

11. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	Six months ended June 30,
	2013	2014
	US$	US$
	(Unaudited)	(Unaudited)
Numerator:
Net income	65,976,255	21,472,519
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders - basic	65,976,255	21,472,519
Interest expense associated with the Convertible Note	-	1,424,011
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders - diluted	65,976,255	22,896,530
Denominator:
Number of shares outstanding, basic	142,437,384	154,136,492
Convertible Note	-	25,253,670
Stock options	2,190,548	704,542

Number of shares outstanding—diluted	144,627,932	180,094,704

Basic earnings per share	0. 46	0. 14

Diluted earnings per share	0.46	0.13

During the period ended June 30, 2014, 3,913,982 (June 30, 2013: 1,633,868) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

12. Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a small portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments in the PRC on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Anhui Province and Beijing, in the PRC; and the United States.

Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”.

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment.

No single customer accounted for more than 10% of net sales for the six months ended June 30, 2013 and 2014.

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

Summary information by operating segment is as follows:

June 30, 2013	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Total revenue	169,560,784	128,993,914	48,967,327	(508)	7,789,307	-	5,225,589	7,376,131	367,912,544
Total cost of revenue	(95,887,711)	(101,898,836)	(36,266,033)	(25,854)	2,658,692	-	(5,057,573)	(5,883,170)	(242,360,485)
Gross profit	73,673,073	27,095,078	12,701,294	(26,362)	10,447,999	-	168,016	1,492,961	125,552,059
Operating income (loss)	59,819,738	24,303,748	10,634,320	(31,377)	9,897,330	(2,371,295)	(391,330)	(3,407,411)	98,453,723

Total assets	641,848,343	266,962,367	309,739,992	9,928,853	97,543,140	193,505,373	31,486,105	242,214,336	1,793,228,509

June 30, 2014	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Total revenue	127,620,049	80,310,766	71,503,628	789,913	99,372,775	—	—	—	2,915,331	10,723,161	393,235,623
Total cost of revenue	(99,259,210)	(56,066,989)	(54,122,532)	(901,164)	(69,835,739)	—	—	—	(2,782,212)	(7,640,349)	(290,608,195)
Gross profit	28,360,839	24,243,777	17,381,096	(111,251)	29,537,036	—	—	—	133,119	3,082,812	102,627,428
Operating income (loss)	3,408,233	21,024,762	11,480,016	(776,543)	18,266,587	(510,817)	(339,327)	(306,362)	(1,721,565)	(4,286,553)	46,238,431
Total assets	883,811,385	504,644,044	697,711,053	107,976,952	342,244,398	42,019,314	18,242,642	33,102,593	5,921,133	255,330,164	2,891,003,678

13. Commitments and contingencies

Commitments

Operating lease commitments

The Group leases certain of its office properties under non-cancellable operating lease arrangements. The terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

As of June 30, 2014, the Group had the following operating lease obligations falling due:

Amount
US$
(Unaudited)
July 1, 2014 - June 30, 2015	5,909,797
July 1, 2015 - June 30, 2016	4,271,109
July 1, 2016 - June 30, 2017	1,269,626
July 1, 2017 - June 30, 2018	343,120
July 1, 2018 and thereafter	51,993

Total	11,845,645

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

Capital lease commitments

The Group leases a corporate aircraft under a non-cancellable capital lease arrangement. The terms of the lease do not contain contingent rent clauses.

As of June 30, 2014, the Group had the following minimum lease payments (excluding the portion of the payments representing executory costs, including any profit thereon) falling due:

Amount
US$
(Unaudited)
July 1, 2014 - June 30, 2015	5,652,699
July 1, 2015 - June 30, 2016	5,652,699
July 1, 2016 - June 30, 2017	5,652,699
July 1, 2017 - June 30, 2018	5,652,699
July 1, 2018 and thereafter	16,958,099
Total minimum lease payments	39,568,895
Less interest	(11,791,086)
Capital lease obligations	27,777,809
Less current maturities of capital lease obligations	(2,720,702)
Long-term capital lease obligations	25,057,107

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

Other commitments

As of June 30, 2014, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
(Unaudited)
July 1, 2014 - June 30, 2015	583,292,260
July 1, 2015 - June 30, 2016	267,192,414
July 1, 2016 - June 30, 2017	112,746,078
July 1, 2017 - June 30, 2018	2,333,139
July 1, 2018 and thereafter	-

Total	965,563,891

Contingencies

As at June 30, 2014, the Group provided guarantees of US$1,302,186,191 (December 31, 2013: US$1,137,852,245), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can be provided to the banks only on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of the relevant real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

In prior years, the Group has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project was liquidated on April 6, 2012 and the statute of limitations of another project expired as of December 31, 2013. The statute of limitations of the remaining project expired on April 27, 2014. Based on the above, there is no longer a contingency related to the LAT of the three projects settled in the prior years as of June 30, 2014.

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. The Company received a tax clearance certificate, which confirmed that the Company’s accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of June 30, 2014. The Group’s estimate for the reasonably possible contingency related to the Modern City project amounted to US$16.2 million as of June 30, 2014.

14. Accumulated other comprehensive income

The movement of accumulated other comprehensive income is as follows:

Foreign currency translation adjustments

Balance as of December 31, 2013	107,910,960
Other comprehensive loss (unaudited)	(10,031,489)
Balance as of June 30, 2014	97,879,471

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2013 and 2014 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

15. Subsequent events

On August 5, 2014, the Company’s joint venture, Shaanxi Zhongmao Economic Development Co., Ltd. (“Shaanxi Zhongmao”) acquired a parcel of land in Xi’an, Shaanxi Province for the auction price of US$94.2 million.

On September 23, 2014, the Company entered into a loan agreement with Kent EB-5 LLC to borrow a maximum amount of US$50.0 million for the New York Oosten project. The term of the loan is for 5 years and bears an interest rate of 5.95% per annum.

On October 8, 2014 and October 17, 2014, Xingyang Xinyuan Real Estate Co., Ltd. acquired two parcels of land in Xingyang, Henan Province for an aggregate purchase price of US$18.5 million and one parcel of land in Xingyang, Henan Province for a purchase price of US$8.4 million.

On November 21, 2014, the Company redeemed the Convertible Note in full pursuant to a negotiated agreement with the holder. The total cash redemption amount (including the principal, accrued interest up to and including November 21, 2014 and early redemption premium) amounted to US$86,272,849 (note 7).

On December 17, 2014, the Company and TPG Asia agreed to a temporary waiver of the liquidated damages provisions of the registration rights agreement between the Company and TPG Asia with respect to the inability of TPG Asia to utilize the resale shelf registration statement filed pursuant to the registration rights agreement until the Company published six-month interim financial statements necessary to update the financial information in the registration statement.

Subsequent to June 30, 2014, 5,876,969 common shares were repurchased at a total cost of US$12,031,432, including 4,234,884 common shares at a total cost of US$7,042,725 purchased by the trust administering the 2014 Restricted Stock Unit Plan.

Subsequent to June 30, 2014, the Group obtained debt borrowings through construction loans and entrusted loans with an aggregate amount of approximately US$227.3 million, which are mainly secured by the Group’s land use rights, real estate properties held for lease, and 51% equity interest in Shanghai Junxin and 75% equity interest in Changsha Wanzhuo, respectively.

F-32